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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                                 Extensity, Inc.
                                ----------------
                                (Name of Issuer)




                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)




                                    302255104
                                 --------------
                                 (CUSIP Number)





             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]      Rule 13d-1(b)

               [ ]      Rule 13d-1(c)

               [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

 -------------------                                     -----------------------
 CUSIP NO. 302255104               13G                     PAGE 2 OF 7 PAGES
 -------------------                                     -----------------------


 --------- ---------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

           Sharam I. Sasson
 --------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
 --------- ---------------------------------------------------------------------
 3         SEC USE ONLY

 --------- ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
 ------------------------ --- --------------------------------------------------
        NUMBER OF         5   SOLE VOTING POWER

         SHARES               1,577,000(1)

      BENEFICIALLY        --- --------------------------------------------------
                          6   SHARED VOTING POWER
        OWNED BY

          EACH            --- --------------------------------------------------
                          7   SOLE DISPOSITIVE POWER
        REPORTING
                              1,577,000(1)
         PERSON           --- --------------------------------------------------
                          8   SHARED DISPOSITIVE POWER
          WITH:
 --------- ---------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,577,000(1)
 --------- ---------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 --------- ---------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.5%
 --------- ---------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON*

           IN
 --------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

 -------------------                                     -----------------------
 CUSIP NO. 302255104               13G                     PAGE 3 OF 7 PAGES
 -------------------                                     -----------------------


           ITEM 1.


           (a)    Name of Issuer
                  Extensity, Inc.

           (b)    Address of Issuer's Principal Executive Offices
                  2200 Powell Street
                  Suite 300
                  Emeryville, CA  94608

ITEM 2.
           (a)    Name of Person Filing
                  Sharam I. Sasson
                  Sasson Family Trust U/D/T 12/28/94 ("Family Trust")
                  Fariba J. Sasson Annuity Trust IU/I 10/19/99 ("Annuity Trust") Sharam I. Sasson Annuity Trust IU/T 10/19/99 ("Sasson Trust") DAS Trust UTA 9/24/98 ("DAS Trust") EIS Trust UTA 9/24/98 ("EIS Trust")

           (b) Address of Principal Business Office or, if none, Residence 2200 Powell Street
                  Suite 300
                  Emeryville, CA  94608

           (c)    Citizenship

                  Sharam I. Sasson           USA
                  Family Trust                CA
                  Annuity Trust               CA
                  Sasson Trust                CA
                  DAS Trust                   CA
                  EIS Trust                   CA

           (d)    Title of Class of Securities
                  Common Stock

           (e)    CUSIP Number
                  302255104

ITEM 3.    Not Applicable.

ITEM 4.    OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount Beneficially Owned:

                  Sharam I. Sasson     1,577,000(1)
                  Family Trust         1,106,378
                  Annuity Trust          225,311
                  Sasson Trust           225,311
                  DAS Trust               10,000
                  EIS Trust               10,000

 -------------------                                     -----------------------
 CUSIP NO. 302255104               13G                     PAGE 4 OF 7 PAGES
 -------------------                                     -----------------------


           (b)    Percent of Class:

                  Sharam I. Sasson             6.5%
                  Family Trust                 4.6%
                  Annuity Trust                0.9%
                  Sasson Trust                 0.9%
                  DAS Trust                    0.04%
                  EIS Trust                    0.04%

           (c)    Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote:

                  Sharam I. Sasson     1,577,000(1)
                  Family Trust         1,106,378
                  Annuity Trust          225,311
                  Sasson Trust           225,311
                  DAS Trust               10,000
                  EIS Trust               10,000

                  (ii)    Shared power to vote or to direct the vote:

                  Sharam I. Sasson             0
                  Family Trust                 0
                  Annuity Trust                0
                  Sasson Trust                 0
                  DAS Trust                    0
                  EIS Trust                    0

                  (iii)   Sole power to dispose or to direct the disposition of:

                  Sharam I. Sasson     1,577,000(1)
                  Family Trust         1,106,378
                  Annuity Trust          225,311
                  Sasson Trust           225,311
                  DAS Trust               10,000
                  EIS Trust               10,000

                  (iv) Shared power to dispose or to direct the disposition of:

                  Sharam I. Sasson             0
                  Family Trust                 0
                  Annuity Trust                0
                  Sasson Trust                 0
                  DAS Trust                    0
                  EIS Trust                    0


(1) Includes 1,106,378 shares held by the Family Trust; 225,311 shares held by the Annuity Trust; 225,311 shares held by the Sasson Trust; 10,000 shares held by the DAS Trust; and 10,000 shares held by EIS Trust.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

 -------------------                                     -----------------------
 CUSIP NO. 302255104               13G                     PAGE 5 OF 7 PAGES
 -------------------                                     -----------------------


               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP

               Not Applicable.

ITEM 10.   CERTIFICATION
               Not Applicable.

 -------------------                                     -----------------------
 CUSIP NO. 302255104               13G                     PAGE 6 OF 7 PAGES
 -------------------                                     -----------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 9, 2001
                                            ------------------------------------
                                                          Date

                                                 /s/ Sharam I. Sasson
                                            ------------------------------------
                                                        Signature


                                            ------------------------------------
                                                        Name/Title






        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

 -------------------                                     -----------------------
 CUSIP NO. 302255104               13G                     PAGE 7 OF 7 PAGES
 -------------------                                     -----------------------


                                    EXHIBIT A

                             JOINT FILING STATEMENT

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: February 9, 2001


                                            Sharam I. Sasson
                                            /s/ Sharam I. Sasson
                                            ------------------------------------
                                                   Sharam I. Sasson

                                            Sharam I. Sasson, Trustee of the
                                             Sasson Family Trust U/D/T 12/28/94

                                              /s/ Sharam I. Sasson
                                            ------------------------------------
                                                   Sharam I. Sasson, Trustee

                                            Sharam I. Sasson, Trustee of the
                                             Fariba J. Sasson Annuity Trust
                                             IU/I 10/19/99

                                              /s/ Sharam I. Sasson
                                            ------------------------------------
                                                   Sharam I. Sasson, Trustee

                                            Sharam I. Sasson, Trustee of the
                                             Sharam I. Sasson Annuity Trust
                                             IU/T 10/19/99

                                              /s/ Sharam I. Sasson
                                            ------------------------------------
                                                   Sharam I. Sasson, Trustee

                                            Sharam I. Sasson, Trustee of the
                                             DAS Trust UTA 9/24/98

                                              /s/ Sharam I. Sasson
                                            ------------------------------------
                                                   Sharam I. Sasson, Trustee

                                            Sharam I. Sasson, Trustee of the
                                             EIS Trust UTA 9/24/98

                                              /s/ Sharam I. Sasson
                                            ------------------------------------
                                                   Sharam I. Sasson, Trustee